

02007759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
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SEC MAIL
RECEIVED
MAR 1 1 2002
PROCESSING
354
WASH, D.C.
SECTION


| SEC FILE NUMBER |
|---|
| 8-48740 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAMBRIDGE INVESTMENT RESEARCH, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

56 E. BURLINGTON AVENUE
(No. and Street)

| FAIRFIELD | IOWA | 52556 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAWN M. BALLARD — 641-472-5100 (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name)*

| 4155 EAST JEWELL AVENUE, SUITE 307 | DENVER | COLORADO | 80222 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, DAWN M. BALLARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMBRIDGE INVESTMENT RESEARCH, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____________________

____________________

____________________



SUSAN J. FISCHER
Commission Number 190586
My Commission Expires
6-10-03


Notary Public

Signature

VP Finance

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control Required By SEC Rule 17a-5(d).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMBRIDGE INVESTMENT RESEARCH, INC.

## CONTENTS


SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cambridge Investment Research, Inc.

We have audited the accompanying statement of financial condition of Cambridge Investment Research, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Investment Research, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 8, 2002


MSI

CAMBRIDGE INVESTMENT RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 272,475 |
| Receivables: | | |
| Clearing brokers | | 1,685,064 |
| Commissions | | 2,245,074 |
| Other | | 281,048 |
| Deposits with clearing brokers | | 200,000 |
| Securities owned, at market value | | 1,144 |
| Other assets | | 92,055 |
| | **$** | **4,776,860** |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Commissions payable | $ | 2,535,154 |
| Accounts payable | | 164,104 |
| Due to clearing broker | | 132,578 |
| Securities sold, but not yet purchased, at market value | | 616 |
| Due to affiliates (Note 3) | | 196,945 |
| *TOTAL LIABILITIES* | | 3,029,397 |
| **CONTINGENCIES (Note 4)** | | |
| **SHAREHOLDER'S EQUITY (Note 2):** | | |
| Common stock, $.01 par value; 750,000 shares authorized; 10,000 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 48,900 |
| Retained earnings | | 1,698,463 |
| *TOTAL SHAREHOLDER'S EQUITY* | | 1,747,463 |
| | **$** | **4,776,860** |

The accompanying notes are an integral part of this statement.

CAMBRIDGE INVESTMENT RESEARCH, INC.

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| **REVENUE:** | | |
| Commissions | $ | 22,800,485 |
| Fee-based | | 13,260,352 |
| Other | | 576,301 |
| ***Total revenue*** | | 36,637,138 |
| **EXPENSES:** | | |
| Commissions | | 30,392,546 |
| Clearing charges | | 1,199,147 |
| Management fees (Note 3) | | 3,498,337 |
| General and administrative | | 195,567 |
| Professional fees | | 20,743 |
| Regulatory fees | | 63,665 |
| ***Total expenses*** | | 35,370,005 |
| **NET INCOME** | **$** | **1,267,133** |

The accompanying notes are an integral part of this statement.

CAMBRIDGE INVESTMENT RESEARCH, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|---|
| **BALANCES, December 31, 2000** | $ 100 | $ 48 900 | $ 833 080 | $ 882 080 |
| Capital distributions | - | - | (401 750) | (401 750) |
| Net income | - | - | 1 267 133 | 1 267 133 |
| **BALANCES, December 31, 2001** | **$ 100** | **$ 48 900** | **$ 1 698 463** | **$ 1 747 463** |

The accompanying notes are an integral part of this statement.

CAMBRIDGE INVESTMENT RESEARCH, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ | 1,267,133 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase in receivables - clearing brokers | | (622,149) |
| Increase in receivables - commissions | | (349,429) |
| Increase in receivables - other | | (101,099) |
| Decrease in securities owned, at market value | | 586 |
| Increase in commissions payable | | 239,820 |
| Increase in accounts payable | | 57,352 |
| Increase in due to clearing broker | | 53,456 |
| Decrease in securities sold, but not yet purchased | | (2,628) |
| Decrease in deferred revenue | | (469,031) |
| Increase in due to affiliate | | 76,388 |
| *Net cash provided by operating activities* | | 150,399 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Decrease in other assets | | 490,763 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Capital distributions | | (401,750) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | | 239,412 |
| **CASH AND CASH EQUIVALENTS, at beginning of year** | | 33,063 |
| **CASH AND CASH EQUIVALENTS, at end of year** | $ | 272,475 |

The accompanying notes are an integral part of this statement.

CAMBRIDGE INVESTMENT RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS

*NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Cambridge Investment Research, Inc. (the Company) was incorporated in Iowa on October 2, 1995. The Company is a wholly-owned subsidiary of Cambridge Investment Group, Inc. The Company is registered as a broker dealer in securities with the Securities and Exchange Commission. In this capacity, it deals primarily in mutual funds, managed accounts, and insurance related products. In addition, the Company may purchase and sell common stocks, bonds, limited partnerships and other investments on behalf of its customers.

Securities owned or sold, but not yet purchased by the Company are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions on a trade date basis. Commission revenue and related expenses are accrued on a trade date basis.

The Company, under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

For purposes of the statement cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service. The Company's shareholder is liable for federal and state income taxes on the Company's taxable income.

The Company's financial instruments including cash, deposits, receivables, accounts payable and other liabilities are carried at amounts that approximate fair value due to the short term nature of those instruments. Securities owned and securities sold, but not yet purchased, are valued at market value using quoted market prices.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $1,055,563 and $193,080, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.74 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

## *NOTE 3 - RELATED PARTY TRANSACTIONS*

The Company has a management agreement with an affiliated entity. Under the agreement, all normal administrative and overhead costs will be paid by the affiliate. The Company pays the affiliate a portion of these costs in addition to 85% of the Company's pre-tax profit. The affiliate was paid management fees amounting to $3,498,337 during the year ended December 31, 2001.

The Company had a payable to an affiliate of $196,945 at December 31, 2001.

## *NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES*

In the normal course of business, the Company's client activities through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities decline subsequent to December 31, 2001. In addition, the Company has sold securities that it does not own and it will, therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2001 market value of the securities, and may incur a loss if the market value of such securities increases subsequent to December 31, 2001.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss should the bank cease business.

# SUPPLEMENTARY INFORMATION

# CAMBRIDGE INVESTMENT RESEARCH, INC.

## COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
## DECEMBER 31, 2001

| | |
|---|---|
| **CREDIT:** | |
| Shareholder's equity | $ 1,747,463 |
| **DEBITS:** | |
| Nonallowable assets: | |
| Receivables - commissions | 254,918 |
| Receivables - clearing brokers | 19,597 |
| Receivables - other | 281,048 |
| Other assets | 92,055 |
| Insurance deductible in excess of allowed | 19,000 |
| ***Total debits*** | 666,618 |
| ***Net capital before haircuts on securities positions*** | 1,080,845 |
| Haircuts on securities positions and money market accounts | 25,282 |
| **NET CAPITAL** | 1,055,563 |
| Minimum requirements of 6-2/3% of aggregate indebtedness of $2,896,203 or $50,000, whichever is greater | 193,080 |
| ***Excess net capital*** | $ 862,483 |
| **AGGREGATE INDEBTEDNESS:** | |
| Commissions payable | $ 2,535,154 |
| Accounts payable | 164,104 |
| Due to clearing broker | 132,578 |
| Due to affiliates | 196,945 |
| | 3,028,781 |
| Less liabilities adequately secured by assets | (132,578) |
| **TOTAL AGGREGATE INDEBTEDNESS** | $ 2,896,203 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 2.74 to 1 |

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2001.

See Independent Auditors' Report.



SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

**INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

The Board of Directors
Cambridge Investment Research, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Cambridge Investment Research, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of its exemptions from rule 15c3-3 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Denver, Colorado
February 8, 2002